EXHIBIT 5.1

May 14, 2026

American Electric Power Company, Inc.

1 Riverside Plaza

Columbus, Ohio 43215

Ladies and Gentlemen:

I am an employee of American Electric Power Service Corporation, an affiliate of American Electric Power Company, Inc., a New York corporation (the “Company”), and have acted as counsel to the Company in connection with the offering of 23,543,308 shares (the “Shares”) of common stock, par value $6.50 per share (the “Common Stock”), of the Company pursuant to (i) the Underwriting Agreement, dated May 12, 2026 (the “Underwriting Agreement”), among the Company and BofA Securities, Inc., Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC., as representatives of the underwriters named therein, BofA Securities, Inc., Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, as forward sellers, and Bank of America, N.A., Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, as forward purchasers (the “Forward Purchasers”), and (ii) the “Forward Sale Agreements” meaning, collectively (A) the forward sale agreement dated May 12, 2026, by and between the Company and Bank of America, N.A., (B) the forward sale agreement dated May 12, 2026, by and between the Company and Goldman Sachs & Co. LLC, (C) the forward sale agreement dated May 12, 2026, by and between the Company and Morgan Stanley & Co. LLC, (D) the forward sale agreement dated May 13, 2026, by and between the Company and Bank of America, N.A., (E) the forward sale agreement dated May 13, 2026, by and between the Company and Goldman Sachs & Co. LLC and (F) the forward sale agreement dated May 13, 2026, by and between the Company and Morgan Stanley & Co. LLC.

I have examined the Registration Statement and a form of the share certificate, and I also have examined the originals, or duplicates or certified or conformed copies, of such records, agreements, instruments and other documents and have made such other and further investigations as I have deemed relevant and necessary in connection with the opinions expressed herein. As to questions of fact material to this opinion, I have relied upon certificates of public officials and of officers and representatives of the Company.

In rendering the opinions set forth below, I have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies, and the authenticity of the originals of such latter documents.

Based upon the foregoing, and subject to the qualifications and limitations stated herein, I am of the opinion that the Shares to be issued and sold by the Company to the Forward Purchasers pursuant to the Forward Sale Agreements have been duly authorized and reserved for issuance by the Company and, when issued upon physical settlement or net stock settlement, as applicable, in accordance with the applicable Forward Sale Agreements, such Shares will be validly issued, fully paid and non-assessable.

I hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission in connection with the offer and sale of the Shares and the use of my name under the caption “Legal Matters” in the prospectus supplement relating to the Shares forming a part of the Registration Statement on Form S-3 (File No. 333-291275) filed by the Company with the Securities Exchange Commission under the Securities Act of 1933, as amended.

Very truly yours,

/s/ David C. House
David C. House
Senior Counsel